QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 27, 2004

JSG FUNDING PLC

(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JSG Funding plc

Quarterly Information Package

Quarter Ended June 30, 2004

JSG Funding plc

Summary Group Profit and Loss Account

	3 months to June 30 2004	3 months to June 30 2003	6 months to June 30 2004	6 months to June 30 2003
	€000 Unaudited	€000 Unaudited	€000 Unaudited	€000 Unaudited
Turnover	1,226,221	1,217,182	2,426,156	2,395,512
Cost of sales	877,637	871,940	1,747,809	1,728,838

Gross profit	348,584	345,242	678,347	666,674
Net operating expenses	264,030	241,978	525,970	477,401
Reorganization and restructuring costs	5,655	—	5,655	5,346

Operating profit subsidiaries	78,899	103,264	146,722	183,927
Share of associates' operating profit	3,354	4,672	6,023	6,654

Total operating profit	82,253	107,936	152,745	190,581

Profit on sale of assets	15,072	—	15,072	—

Group net interest	(72,559)	(76,922)	(142,361)	(150,599)
Share of associates' net interest	(399)	(1,107)	(502)	(1,351)

Total net interest	(72,958)	(78,029)	(142,863)	(151,950)

Other financial expense	(3,926)	(4,030)	(7,959)	(7,250)

Profit before taxation	20,441	25,877	16,995	31,381
Taxation
Group	2,862	15,658	22,649	39,730
Share of associates	997	946	898	1,029

	3,859	16,604	23,547	40,759

Profit/(loss) after taxation	16,582	9,273	(6,552)	(9,378)
Equity minority interests	3,411	3,634	7,123	9,300

Retained profit/(net loss)	€13,171	€5,639	€(13,675)	€(18,678)

JSG Funding plc

Summary Group Balance Sheet

	June 30 2004	June 30 2003
	€000 Unaudited	€000 Unaudited
Assets Employed
Fixed Assets
Intangible assets	1,423,295	1,813,436
Tangible assets	2,398,994	2,184,969
Amounts due by affiliates	267,252	236,573
Amounts due by Jefferson Smurfit Group Ltd.	3,447	3,579
Financial assets	82,752	108,014

	4,175,740	4,346,571

Current Assets
Stocks	479,431	507,821
Debtors	1,008,950	1,065,115
Amounts due by affiliates	358	11,577
Cash at bank and in hand	170,248	195,129

	1,658,987	1,779,642
Creditors (amounts falling due within one year)	1,226,648	1,299,978

Net current assets	432,339	479,664

Total assets less current liabilities	€4,608,079	€4,826,235

Financed by
Creditors (amounts falling due after more than one year)	3,009,363	3,093,663
Government grants	14,957	34,664
Provisions for liabilities and charges	230,740	222,179
Pension liabilities (net of deferred tax)	368,845	442,001

	3,623,905	3,792,507

Capital and Reserves
Called up share capital	40	40
Other reserves	920,650	904,747
Profit and loss account	(55,146)	(6,008)

Group shareholders' funds (equity interests)	865,544	898,779
Minority interests (equity interests)	118,630	134,949

	984,174	1,033,728

	€4,608,079	€4,826,235

JSG Funding plc

Statement of Total Recognized Gains and Losses

	6 months to June 30 2004	6 months to June 30 2003
	€000 Unaudited	€000 Unaudited
(Loss)/profit for the period
—Group	(14,680)	(22,042)
—Associates	1,005	3,364

	(13,675)	(18,678)

Translation adjustments on foreign currency net investments
—Group	(10,131)	32,949

Actuarial (loss)/gain recognized in retirement benefits schemes
—Group	(6,006)	6,409

Total recognized gains and losses relating to the period
—Group	(30,817)	17,316
—Associates	1,005	3,364

	€(29,812)	€20,680

Reconciliation of Movements in Shareholders' Funds

	6 Months to June 30 2004	6 Months to June 30 2003
	€000 Unaudited	€000 Unaudited
At beginning of period	895,356	878,099
(Loss) for the period	(13,675)	(18,678)
Actuarial (loss)/gain recognized in retirement benefit schemes	(6,006)	6,409
Translation adjustments on foreign currency net investments	(10,131)	32,949

At end of period	€865,544	€898,779

JSG Funding plc

Segmental Analyses

	3 months to June 30 2004	3 months to June 30 2003	6 months to June 30 2004	6 months to June 30 2003
	€000	€000	€000	€000
Sales—third party
Packaging	784,019	789,248	1,569,272	1,444,278
Specialities	264,697	251,920	515,384	509,341

Europe	1,048,716	1,041,168	2,084,656	1,953,619
United States and Canada	—	—	—	104,355
Latin America	177,505	176,014	341,500	337,538

	€1,226,221	€1,217,182	€2,426,156	€2,395,512

Share of associates' third party sales	€21,851	€27,615	€36,028	€50,624

Profit before taxation

	3 months to June 30 2004	3 months to June 30 2003	6 months to June 30 2004	6 months to June 30 2003
	€000	€000	€000	€000
Packaging	38,732	60,978	73,893	119,427
Specialities	29,523	33,354	49,058	50,394
Associates	2,813	2,848	4,706	5,130

Europe	71,068	97,180	127,657	174,951

Packaging	—	—	—	7,775

United States and Canada	—	—	—	7,775

Packaging	29,324	23,746	57,771	40,918
Associates	541	254	1,317	(46)

Latin America	29,865	24,000	59,088	40,872

Asia (Associates)	—	1,570	—	1,570

Centre costs	(7,458)	(7,228)	(15,065)	(15,264)

Profit before goodwill amortization, interest and exceptional items	93,475	115,522	171,680	209,904
Goodwill amortization	(9,493)	(11,616)	(21,239)	(21,227)
Group net interest	(72,559)	(76,922)	(142,361)	(150,599)
Share of associates' net interest	(399)	(1,107)	(502)	(1,351)

Profit before exceptional items	11,024	25,877	7,578	36,727
Reorganization and restructuring costs	(5,655)	—	(5,655)	(5,346)
Profit on the sale of assets and businesses	15,072	—	15,072	—

Profit before taxation	€20,441	€25,877	€16,995	€31,381

JSG Funding plc

1.     Basis Of Presentation

        On July 5, 2002, JSG Acquisitions, a wholly owned subsidiary of JSG Funding plc ("JSG Funding"), commenced a public tender offer (the offer) for all of the issued and to be issued share capital of Smurfit Packaging Corporation Ltd ("JSG") (then named Jefferson Smurfit Group plc). On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares of JSG, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). We refer to that distribution as the "spin-off". In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred, in exchange for intercompany notes, to newly formed, wholly owned subsidiaries of Jefferson Smurfit Group Ltd ("JSL") (then named MDCP Acquisitions Ltd). We refer to these subsidiaries collectively as the "newcos". On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was repaid in full prior to December 31, 2003.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

  •
  approximately €857 million of cash equity contributed by JSL, which we refer to as the "equity contribution." The equity contribution was comprised of the following:

  •
  the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

  •
  a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos to JSL in the form of an intercompany loan;

  •
  proceeds from the issuance and sale of 250,000 units, which we refer to as the "units", consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the "PIK notes", and warrants to purchase JSL's ordinary shares;

  •
  proceeds from the issuance and sale of senior notes due 2012; and

  •
  borrowing by JSG Acquisitions under a new senior credit facility

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the "SSCC Asset Swap", JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC's European assets. The cash consideration was financed by US$205 million of 9 5/8% senior notes due 2012 issued in February 2003.

        The following name changes took place in June 2003:

Former Name	Current Name
MDCP Acquisitions Ltd	Jefferson Smurfit Group Ltd (JSL)
MDP Acquisitions plc	JSG Funding plc (JSG Funding)
MDCP Acquisitions I	JSG Acquisitions (JSG Acquisitions)
Jefferson Smurfit Group Ltd	Smurfit Packaging Corporation Ltd (JSG)

        JSG Funding's consolidated financial statements as of and for the quarter ended June 30, 2004 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of JSG Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended 31 December 2003 have received an unqualified audit report and will be filed with the Irish Registrar of Companies.

        Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences from an historical perspective is included in note 37 to JSG Funding's audited consolidated financial statements for the year ended December 31, 2003, which have been filed with the US Securities and Exchange Commission. In addition, for financial reporting purposes, JSG Funding's financial statements would reflect the consolidation of the newcos thereby reducing shareholders' equity under US GAAP. Neither JSG Funding nor any of its subsidiaries had any repayment obligations relating to the €125 million newcos facility. The newcos facility was repaid in full prior to December 31, 2003.

        The financial statements include the effect of the SSCC Asset Swap from March 31, 2003, the acquisition of Papelera Navarra in June 2003 and the closure of our Lestrem mill in the final quarter of 2003.

        Operating results for the first half of 2004 are not necessarily indicative of the results that may be expected in future periods.

2.     Summary Of Accounting Policies

        These financial statements should be read in conjunction with JSG Funding's consolidated financial statements for the year ended December 31, 2003 included in Form 20-F filed with the Securities and Exchange Commission. Also refer to Critical Accounting Policies contained elsewhere within this document.

Turnover and revenue recognition

        Turnover (net sales) consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

Use of estimates

        The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgements and estimates that are reasonable and prudent. These estimates and judgements affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.     Employee Pension Plans—Defined Benefit Cost

        The table below sets out the components of the defined benefit pension expense for the period:

	3 Months to Jun 30 2004	3 Months to Jun 30 2003	6 Months to Jun 30 2004	6 Months to Jun 30 2003
	€000	€000	€000	€000
Current service cost	8,865	8,555	17,542	17,932
Past service cost	(2,023)	328	(2,023)	600
Losses on settlements and curtailments	—	—	885	—

	6,842	8,883	16,404	18,532

Expected return on pension scheme assets	(10,441)	(9,329)	(20,654)	(20,801)
Interest cost on pension scheme liabilities	14,367	13,359	28,613	28,051

Other financial expense	3,926	4,030	7,959	7,250

Defined benefit pension expense	€10,768	€12,913	€24,363	€25,782

        The disclosures above reflect the requirements of FRS 17—Retirement Benefits. Included in cost of sales and net operating expense is a total defined benefit pension expense of €6,842,000 and €16,404,000 for the second quarter and first half respectively (2003: €8,883,000 and €18,532,000 respectively). Other financial expense is separately identified in the profit and loss account. A similar analysis is not provided in the segmental analysis as the main Group schemes are operated on a statutory basis that would not enable business segments within the Group to identify their share of the total defined benefit cost.

4.     Analysis of Net Debt

	June 30 2004	June 30 2003
	€000	€000
Senior credit facility:
Revolving credit facility (1)—interest at relevant interbank rate + 2.25%	—	—
Tranche A Term loan (2a)—interest at relevant interbank rate + 2.25%	462,295	546,805
Tranche B Term loan (2b)—interest at relevant interbank rate + 2.75%	462,903	469,178
Tranche C Term loan (2c)—interest at relevant interbank rate + 3.25%	463,041	469,178
Yankee bonds (including accrued interest) (3)	415,756	414,853
Bank loans and overdrafts (net of cash)	(60,113)	(52,969)

Total subsidiary debt	1,743,882	1,847,045
2012 Bonds (including accrued interest) (4)	1,015,813	1,045,478

Total senior debt	2,759,695	2,892,523
PIK units (including accrued interest) (5)	285,184	252,211

Net Debt	3,044,879	3,144,734
Lease liabilities	29,202	32,235

Net Debt including lease liabilities	€3,074,081	€3,176,969

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009

(2a)
Term Loan A due to be repaid in certain instalments up to 2009

(2b)
Term Loan B due to be repaid in full in 2010

(2c)
Term Loan C due to be repaid in full in 2011

(3)
6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million

(4)
10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million

(5)
100,000 € units of 15.5% subordinated notes due 2013 and 150,000 US$units of 15.5% subordinated notes due 2013.

        To aid comparability in the analysis of debt above, the Senior Notes and accrued interest are shown under the heading "2012 Bonds (including accrued interest)" and the Subordinated Notes are shown under the heading "PIK units (including accrued interest)".

        In the second quarter of 2003 JSG Funding offered to exchange all of the existing Senior Notes due 2012 and Subordinated Notes due 2013 for new notes. The new notes are substantially identical securities to the existing notes but are registered under the US Securities Act of 1933. The existing notes were not so registered. The majority of the note holders accepted these offers. The following table summarizes the outstanding aggregate principal amounts by currency on each class of notes.

000's
New 10 1/8% Senior Notes due 2012	€349,494
Existing 10 1/8% Senior Notes due 2012	€506
New 9 5/8% Senior Notes due 2012	$750,000
Existing 9 5/8% Senior Notes due 2012	—
New USD 15 1/2% Subordinated Notes due 2013	$175,199
Existing USD 15 1/2% Subordinated Notes due 2013	$13,156
New EUR 15 1/2% Subordinated Notes due 2013	€125,570
Existing EUR 15 1/2% Subordinated Notes due 2013	—

5.     New Corporate Structure

        On February 6, 2004 JSG Packaging completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings ("the exchange") in exchange for newly issued shares of JSG Holdings. JSG Holdings is a public limited company newly incorporated in Ireland. As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

6.     Stockholders' Equity

        The equity of JSG Funding is mainly represented by cash paid by JSL in respect of the issue of 40,000 ordinary shares of €1 each at par and a capital contribution of €731,960,000.

        Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging Ltd. (JSG Packaging) (the "Unvested Convertible Equity"). Subject to the terms and conditions of the Management Participation Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, less the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 10 per cent. of JSG Packaging's outstanding ordinary shares.

        Pursuant to the terms of the Management Participation Agreement, the Unvested Convertible Equity will vest as follows:

  •
  Time vesting.    40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

  •
  Performance vesting.    40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by MDP from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

  •
  Time/performance vesting.    20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

  •
  Early vesting.    The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

        The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging's equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At June 30, 2004, JSG Packaging had issued 8,341,730 convertible shares.

7.     US GAAP Reconciliations

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). A detailed discussion of those differences from an historical perspective is included in note 37 to issuer's audited consolidated financial statements for the year ended December 31, 2003, which have been filed with the U.S. Securities and Exchange Commission. The following is a summary of the estimated significant adjustments to income and shareholders' equity which would be required if US GAAP were to be applied instead of Irish GAAP:

Income

	6 months to June 30 2004	6 months to June 30 2003
	€000 Unaudited	€000 Unaudited
Net income reported in the consolidated statement of income	(13,675)	(18,678)

Adjustments:
Goodwill amortization	21,225	21,227
Goodwill fair value adjustment—tax recovered	(6,253)	—
Retirement benefits	(2,367)	586
Deferred taxation	5,032	1,913
Stock compensation	(346)	(372)
Financial instruments—fair value	(6,029)	(7,657)
Management rollover investment	497	—
Consolidation of companies sold to newcos	(3,595)	2,872

	8,164	18,569

Net income as adjusted to accord with US GAAP	€(5,511)	€(109)

Arising from:
Continuing operations	(5,511)	(3,804)

Income available to ordinary shareholders as adjusted to accord with US GAAP	(5,511)	(3,804)
Discontinued activities	—	3,695

Net income available to ordinary shareholders as adjusted to accord with US GAAP	€(5,511)	€(109)

Comprehensive Income

	6 months to June 30 2004	6 months to June 30 2003
	€000 Unaudited	€000 Unaudited
Net income available to ordinary shareholders as adjusted to
Accord with US GAAP	(5,511)	(109)
Other comprehensive income/(loss):
Financial instruments—fair value	(6,872)	(16,421)
Unrealised foreign currency translation adjustments	(18,244)	47,460
Actuarial gain recognized in retirement benefit schemes	207	4,952

Comprehensive income	€(30,420)	€35,882

Shareholders' equity

	6 months to June 30 2004	6 months to June 30 2003
	€000 Unaudited	€000 Unaudited
Shareholders' equity as reported in the consolidated balance sheet	865,553	898,779
Adjustments:
Goodwill—Fair value adjustments on acquisition	131,285	59,846
Goodwill—Aggregate amortization	64,995	31,180
Hyper-inflationary economies—property, plant and equipment
—Cost	68,801	48,203
—Aggregate depreciation	(26,273)	(23,123)
Hyper-inflationary economies—investments	1,679	678
Retirement benefits	(33,470)	(15,847)
Deferred taxation	(128,523)	(64,031)
Financial instruments—fair value	(9,002)	(4,643)
Minority share of US GAAP adjustments	(1,595)	(3,169)
Rollover investment by JSG management	(75,693)	(77,084)
Shareholders' equity of companies sold to newcos	(136,430)	(122,850)

	(144,226)	(170,840)

Shareholders' equity as adjusted to accord with US GAAP	€721,327	€727,939

Cumulative other comprehensive income amounts

	Currency Translation Adjustments	Financial Instruments Gains/(Losses)	Actuarial Gain/(Loss) Recognized in Retirement Benefit Schemes	Total
	€000 Unaudited	€000 Unaudited	€000 Unaudited	€000 Unaudited
Balance at December 31, 2003	108,096	(6,291)	10,306	112,111
Move for the six months to June 30, 2004	(18,244)	(6,872)	207	(24,909)

Balance at June 30, 2004	€89,852	€(13,163)	€10,513	€87,202

        The categories of cash flow under US GAAP are summarized as follows:

	6 months to June 30 2004	6 months to June 30 2003
	€000 Unaudited	€000 Unaudited
Cash inflow from operating activities	138,798	135,860
Cash (outflow) on investing activities	(51,703)	(126,700)
Cash (outflow)/inflow from financing activities	(98,517)	14,247

Decrease/increase in cash and cash equivalents	(11,422)	23,407
Currency adjustment on cash and cash equivalents	2,588	(4,356)
Cash and cash equivalents at beginning of period	176,323	172,929

Cash and cash equivalents at end of period	€167,489	€191,980

Stock-Based Compensation

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Company's net income for the period presented would have been the following:

	6 months to June 30 2004	6 months to June 30 2003
	€000 Unaudited	€000 Unaudited
Net income available to ordinary shareholders as adjusted to accord with US GAAP	(5,511)	(109)
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	274	298
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(233)	(232)

Pro forma	€(5,470)	€(43)

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Overview

        This report covers the results of JSG Funding, the indirect owner of Smurfit Packaging Corporation Ltd., together with its subsidiaries, comprising primarily the continuing operations of JSG. These entities, which exclude the newcos, are collectively referred to as "Group". Comparability of the first half operating results between 2004 and 2003 is impacted by the SSCC Asset Swap in March 2003, the acquisition of Papelera Navarra in June 2003 and the closure of our Lestrem mill in the final quarter of 2003.

        The company and certain affiliates changed their names in June 2003, details of these changes are included under note 1 to the financial statements—basis of preparation.

General

        The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

        Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

        The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller companies. The industry is particularly sensitive to price fluctuations as well as other factors.

Market Overview

        The second quarter again reflects a difficult operating environment for our main businesses in Europe. While overall volumes (in recycled containerboard, kraftliner and corrugated) increased during the quarter, there is currently a different product price dynamic for recycled containerboard and kraftliner. Recycled containerboard prices increased €30 to €40 per tonne during the first quarter reflecting modest increases in waste-fiber costs.

        However, waste-fiber prices started to decline during the second quarter which contributed to some margin recovery in containerboard. Following the decline in waste-fiber, recycled containerboard prices were adjusted downwards by approximately €20 per tonne at the beginning of July. Volumes of recycled containerboard increased 8% during the second quarter. Excluding the effect of acquisitions year-on-year, volumes increased 5%.

        The global supply and demand balance for kraftliner has improved. JSG, as owner of the two largest kraftliner mills in mainland Europe, is a beneficiary of this improvement. A price increase, announced for April, 2004 was partially implemented during the second quarter and continued progress is being made. A further price increase of €50 per tonne has been announced for September 1. Despite a better pricing environment for kraftliner, second quarter product prices were approximately €40 per tonne below the comparable period in 2003. Kraftliner volumes increased 9% year-on-year in the second quarter.

        Corrugated prices did not increase during the second quarter to reflect increasing containerboard prices. This contributed to margin erosion. Current corrugated prices also remain below 2003 levels. Corrugated volumes increased 1% on the comparable period in 2003. Excluding the effect of acquisitions year-on-year, corrugated volumes increased 1%.

        Our Munksjö Speciality operations had a good second quarter, reflecting improving décor paper markets and improved pulp prices. Munksjö's financial performance represents a significant improvement on prior years. The Bag-in-Box business is now growing strongly after a weak first quarter. Sack kraft prices declined in the first quarter; however, price increases have been announced for the second half of 2004. JSG's sack business remains relatively stable. The graphic board business, while a relatively small component of JSG's European business, is performing well following a recent restructuring. 2003 second quarter results benefited from the inclusion of the €18 million gain on property sales at the K Club.

        JSG's Latin American businesses continue to progress. Factors contributing to improving performance include a continuing recovery in Mexico and a stable performance in Colombia and Argentina. Venezuela also continues to perform very well in an environment of continued political and economic uncertainty. Second quarter containerboard volumes, for the region, increased 7% year-on-year. Corrugated volumes increased 5% year-on-year.

        Internal restructuring initiatives together with an improving domestic and US economy are contributing to a good recovery in Mexico. Containerboard and corrugated volumes increased 9% and 2% respectively in the quarter. JSG's Mexican operations are experiencing some growth in the manufacturing sector in the Maquiladora region. In Colombia, second quarter volumes remain unchanged. However, despite a stronger than expected local currency, Colombia achieved a modest improvement in performance year-on-year. In Argentina and Venezuela, volumes increased year-on-year. Second quarter volumes in paper increased 4% in both countries; corrugated volumes increased 10% and 12% respectively year-on-year.

        JSG continues to grow its business in the developing Latin American region and has now entered two new markets. Building on the strong management team and experience within the region, JSG has expanded its sack business into Ecuador. JSG is also engaged in a cost-efficient entry (using currently owned equipment) into the Chilean corrugated market.

Results of operations

Second quarter 2004 compared to second quarter 2003

        Net sales at €1,226 million for the second quarter of 2004 were 1% higher than in 2003. With acquisitions and disposals having no real impact, the net increase of €9 million reflected an underlying increase of approximately €21 million partly offset by currency as a result of the relatively stronger euro in 2004.

        European sales increased by 1% to €1,049 million from €1,041 million in 2003 with higher sales from Specialities party offset by lower sales from Packaging. Within Packaging, although volumes in both containerboard and corrugated were higher than in 2003, sales were adversely affected by weak pricing. In Specialities, our Munksjö operations had a good second quarter, reflecting improving décor paper markets and improved pulp prices. Munksjö's financial performance represents a significant improvement on prior years.

        Latin American sales increased by 0.8% to €178 million from €176 million in 2003, the underlying increase was 9.6% in terms of U.S. dollars given the substantially weaker U.S. currency in 2004. Sales growth was achieved across the region through a combination of higher volumes and better average prices than in the second quarter of 2003.

Income before interest and taxes

        With net sales higher in the second quarter of 2004, cost of sales increased also while representing at 71.6% an unchanged proportion of net sales. Gross profit from subsidiaries in the second quarter of 2004 was €348.6 million, 1.0% higher than in 2003. Although net operating expenses were higher in 2004, the increase resulted from the presence in the second quarter of 2003 of certain one-off gains, principally the €18.2 million profit on the sale of property at the K Club. Allowing for these, net operating expenses were slightly lower quarter-on-quarter while representing 21.5% of net sales compared to an adjusted 21.9% in 2003.

        Profit before goodwill amortization, interest, exceptional items and taxation of €93.5 million was 19.1% lower than in 2003 reflecting lower earnings from our European operations and the benefit in 2003 of one-off gains. Profit from our European operations at €71.1 million was €26.1 million down on 2003. However, when account is taken of the one-off items in 2003, the decrease is modest. Profit from our Latin American operations at €29.9 million was significantly higher than in 2003 reflecting a strong performance across the region, especially in Venezuela and Mexico. The underlying increase for the region was greater in U.S. dollars, taking into account the relative weakness of the U.S. currency in 2004. The absence of earnings in Asia reflected the sale during 2003 of our investments in Leefung Asco and Smurfit Toyo.

        Exceptional items in the second quarter comprised reorganization and restructuring costs of €5.7 million in respect of our European operations and a profit of €15 million on the disposal of surplus property in Ireland.

Interest expense and taxes

        Group net interest in the second quarter of 2004 at €72.6 million was 5.7% lower than in 2003. The quarter-on-quarter decrease reflected the positive effect of the stronger euro as well as lower net borrowing and the benefit of generally lower interest rates in respect of our non-fixed rate debt. Our share of associates' interest was modest as a result of the reducing scale of our associates.

        Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—"Retirement Benefits".

        The profit before taxation, including associates, was €20.4 million in the second quarter of 2004 compared to €25.9 million in 2003. The accounting tax charge for the quarter amounted to €3.9 million compared to €16.6 million in 2003. The relatively low tax charge in the quarter reflects a credit of €6 million from the Netherlands as well as tax repayments received in other European countries.

SIX MONTHS 2004 COMPARED TO SIX MONTHS 2003

        Net sales at €2,426 million for the six months to June 2004 were €31 million, or 1% higher than in 2003. Allowing for the impact of net acquisitions and currency, however, the real increase was approximately €21 million. While net acquisitions, primarily the SSCC Asset Swap and Papelera Navarra as offset by the absence of our Lestrem mill, added approximately €59 million to net sales, the relatively stronger euro in 2004 had a negative impact of approximately €49 million.

        Excluding the former European operations of SSCC, which were acquired at the end of the first quarter of 2003, and Papelera Navarra, overall containerboard and corrugated volumes in our European operations for the half-year were higher than in 2003. Prices, however, were generally lower in the six months to June 2004 compared to 2003.

        Net sales from our European operations of €2,085 million in the first half of 2004 increased by 7% principally as a result of the inclusion of the sales of the former European operations of SSCC and of Papelera Navarra for the full six months compared to only three and one month respectively in 2003. In total acquisitions added approximately €184 million to net sales with an offset of over €20 million from the absence in 2004 of operations such as the Lestrem mill.

        As in the second quarter, net sales from Specialities were higher in the half-year reflecting an improved performance in the decor base paper and pulp operations. Within Packaging, higher net sales in the half-year reflect the inclusion of the operations acquired in 2003, without which sales would be lower as the negative impact of lower average prices more than offset the benefit of higher volumes.

        Latin American sales increased by 1% to €342 million from €338 million in the first six months of 2003, the underlying increase was 15% in terms of U.S. dollars given the substantially weaker U.S. currency in 2004. As in the second quarter, sales growth was achieved across the region through a combination of higher volumes and average prices. In the half-year, an additional factor was the impact of the national strike in the first six weeks of 2003.

INCOME BEFORE INTEREST EXPENSE AND TAXES

        Reflecting an overall 1.3% increase in net sales in the six months to June 2004, cost of sales increased also while representing a slightly lower proportion of net sales at 72.5% compared to 72.7% in 2003. Gross profit from subsidiaries for the half-year amounted to €678.3 million compared to €666.7 million in 2003. Although net operating expenses were higher in 2004, the increase resulted primarily from net acquisitions and from the presence in 2003 of certain one-off gains, principally the €18.2 million profit on the sale of property at the K Club. Allowing for these, the underlying move in net operating expenses was a real increase of approximately 2%. Net operating expenses represented 21.7% of net sales in 2004 compared to an adjusted 21.1% in 2003. The increased proportion reflects the greater increase in sales volumes than in sales revenues as well as the changed mix following the SSCC Asset Swap.

        Profit before goodwill amortization, interest, exceptional items and taxation amounted to €171.7 million in the first six months of 2004 compared to €209.9 million in 2003. The decrease of €38.2 million, the equivalent of 18.2% reflecting a combination of difficult trading conditions in Europe and the benefit in 2003 of one-off gains. Profit from our European operations at €127.7 million was €47.3 million down on 2003, despite the presence of both the former operations of SSCC and Papelera Navarra for a full six months in 2004. However, 2003 results included a one-off gain of €18 million on property sales at the K Club. Profit from our Latin American operations at €59.1 million was significantly higher than in 2003 reflecting a strong performance across the region, especially in Venezuela and Mexico. The underlying increase for the region was greater in U.S. dollars, taking into account the relative weakness of the U.S. currency in 2004. The absence of earnings in both the United States and Canada and Asia in 2004 reflected the sale during 2003 of our Canadian subsidiary, Smurfit MBI, as part of the SSCC Asset Swap and of our investments in Leefung Asco and Smurfit Toyo.

        Exceptional items in 2004 arose in the second quarter and comprised reorganization and restructuring costs of €5.7 million in respect of our European operations and a profit of €15 million on the disposal of surplus property in Ireland. Exceptional items of €5.3 million in the first six months of 2003 related to termination payments.

INTEREST EXPENSE AND INCOME TAXES

        Group net interest amounted to €142.4 million for the six months to June 2004 compared to €150.6 million in 2003. As in the case of the quarter, the decrease reflected the positive effect of the stronger euro as well as lower net borrowing and the benefit of generally lower interest rates in respect of our non-fixed rate debt. Our share of associates' interest was modest in 2004 as a result of the reducing scale of our associates.

        Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—"Retirement Benefits". The charge in 2004 was €8.0 million compared to €7.3 million in 2003 with the increase resulting from the decrease in funded plans following the SSCC Asset Swap.

        The profit before taxation, including associates, was €17.0 million in the first six months of 2004 compared to €31.4 million in 2003. The accounting tax charge was €23.5 million compared to €40.8 million in 2003. While a reduced tax charge in the first quarter of 2004 reflected in part the reduced level of subsidiary earnings, the greater decrease arose in the second quarter due to significant tax refunds in Europe. Nevertheless, the subsidiary tax charge at €22.6 million for the half-year represented a multiple of the pre-tax profit generated by our subsidiaries. As noted in earlier reports, the presence of items not allowable for tax (such as the goodwill amortisation of €21.2 million for the half-year) has a significant impact where our earnings are relatively modest.

JSG Funding plc

Liquidity And Capital Resources

        Summary cash flows for the second quarter and first half of 2004 are set out in the following table.

	3 months to 30 June 2004	3 months to 30 June 2003	6 months to 30 June 2004	6 months to 30 June 2003
	€ Million Unaudited	€ Million Unaudited	€ Million Unaudited	€ Million Unaudited
Profit before tax—subsidiaries	17	22	11	26
Exceptional items	(15)	—	(15)	—
Depreciation and depletion	69	65	135	128
Goodwill amortization	9	11	21	21
Non cash interest expense	16	15	31	29
Working capital change	(4)	(19)	(17)	(42)
Capital expenditure	(42)	(47)	(81)	(79)
Change in capital creditors	(6)	(3)	(13)	(11)
Sales of fixed assets	18	—	22	1
Tax paid	(4)	(7)	(23)	(24)
Dividends from associates	3	—	3	—
Other	9	8	9	7

Free cash flow	70	45	83	56
Investments	(4)	(6)	(5)	(94)
Sale of businesses and investments	—	5	—	12
Dividends paid to minorities	(4)	—	(5)	(4)
Deferred debt issue costs	—	—	—	(8)
Transaction fees	(1)	—	(2)	(12)
Transfer of cash from/(to) affiliates	—	2	11	(2)

Net cash inflow/(outflow)	61	46	82	(52)
Net cash/(debt) acquired/disposed	—	14	—	55
SSCC inter company debt repaid	—	—	—	(97)
Non-cash interest accrued	(12)	(10)	(22)	(20)
Currency translation adjustments	(4)	41	(32)	82

Decrease/(increase) in net borrowing	45	91	28	(32)

Second Quarter 2004 compared to second quarter 2003

        Free cash flow for the second quarter of 2004 was €70 million compared to €45 million in 2003. The increase was achieved despite lower subsidiary profits and resulted mainly from a lower working capital outflow as well as lower capital expenditure and the disposal proceeds of €18 million, primarily in relation to the sale of surplus property in Ireland.

        Depreciation was higher than in 2003, partly because of the acquisition of the former SSCC operations in Europe and partly because of adjustments to fixed assets effected at the end of 2004 arising from the fair value exercise for both the MDP acquisition and the asset swap.

        Capital expenditure, including the change in capital creditors, at €48 million for the second quarter represented over 70% of depreciation and depletion. Working capital increased by €4 million in the quarter to €466 million at June 30, 2004. This represented 9.6% of annualized net sales compared to 10.5% at June 30, 2003.

        As in the first quarter of 2004, financing and investment outflows in the second quarter were modest. Dividends of €4 million paid in the second quarter related to minority interests mainly in Colombia and Venezuela, with the quarter-on-quarter increase reflecting a changed phasing of the Colombian dividend.

        The overall reduction in net borrowing of €45 million in the second quarter of 2004, comprised a net cash inflow of €61 million, an accrual for non-cash interest of €12 million and a negative currency translation adjustment of €4 million. This compares with a reduction in net borrowing of €91 million for the same period in 2003, which comprised a net cash inflow of €46 million, an accrual for non-cash interest of €22 million, acquired cash in Paperera Navarra of €14 million and a positive currency adjustment of €41 million.

        Having strengthened considerably against the U.S. dollar in particular in late 2003, the euro weakened during the first six months of 2004 relative to both the dollar and sterling. As a result, the value of our non-euro debt increased giving rise to a currency translation loss of €4 million in the quarter. In total, net borrowing decreased from €3,091 million at March 2004 to €3,045 million at June 2004.

SIX MONTHS 2004 COMPARED TO SIX MONTHS 2003

        Free cash flow amounted to €83 in the first six months of 2004 compared to €56 million in 2003. The increase was achieved despite lower subsidiary profits and resulted mainly from a lower working capital outflow as well as lower capital expenditure and the disposal proceeds of €22 million (net of the exceptional profit of €15 million) primarily in relation to Irish real estate in the second quarter.

        Depreciation was higher than in 2004, partly because of the acquisition of the former SSCC operations in Europe and partly because of adjustments to fixed assets effected at the end of 2004 arising from the fair value exercise for both the MDP acquisition and the asset swap.

        Capital expenditure, including the movement in capital creditors, at €94 million for the six months to June 2004 represented 70% of depreciation and depletion. Working capital increased by €17 million in the half-year, representing 9.6% of annualized net sales compared to 10.5% at June 2003.

        Tax payments at €23 million were slightly lower than in the first half of 2003, with the Dutch tax credit being partly offset by higher payments in Latin America as a result of the strong growth in regional profits.

        Other non-operational inflows/outflows in the six months to June 2004 were modest with the main item being the transfer of €11 million in surplus funds from the SPV. In the six months to June 2003 we completed the SSCC Asset Swap, the acquisition of Papelera Navarra and the buy-out of our joint venture partner in the Polish sack plant.

        Dividends paid in the six months to June 2004 amounted to €5 million compared to €4 million in 2003, the increase reflecting higher earnings in Latin America where our principal minorities arise.

        The overall reduction in net borrowing of €28 million in the six months to June 2004, comprised a net cash inflow of €82 million, an accrual for non-cash interest of €22 million and a negative currency translation adjustment of €32 million. This compares with an increase in net borrowing of €32 million for the same period in 2003, which comprised a net cash outflow of €52 million, an accrual for non-cash interest of €20 million, acquired/disposed net cash of €55 million (primarily in relation to the asset swap and Papelera Navarra), the repayment of SSCC inter-company debt of €97 million and a positive currency adjustment of €82 million.

        Having strengthened considerably against the U.S. dollar in particular in late 2003, the euro weakened during the first six months of 2004 relative to both the dollar and sterling. Against the U.S. dollar, for example, the euro weakened by almost 4% since December 2003. As a result, the value of our non-euro debt increased giving rise to a currency translation loss of €32 million in the half-year. In contrast, a 9% appreciation in the value of the euro against the U.S. dollar in the six months to June 2003 resulted in a positive currency adjustment of €82 million.

        In total, net borrowing decreased from €3,073 million at December 2003 to €3,045 million at June 2004. At June 2003, net borrowing was €3,145 million.

        Group's primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group's primary uses of cash are for debt service and capital expenditures. We expect to be able to continue to fund our debt service and capital expenditures from these sources.

        At June 30, 2004 JSG Funding had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012. On February 14, 2003 JSG Funding increased its 9 5/8% senior notes issue due 2012 from $545 to $750 by issuing $205 million at a price of 102%. The proceeds of this issue were used to fund the asset swap transaction with SSCC. In addition at June 30, 2004 JSG Funding had outstanding $188 million and €126 million subordinated notes due 2013 each with a coupon of 15.5%. JSG Acquisitions and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €1.6 billion and a revolving credit facility with up to €425 million in availability. The following table provides the range of interest rates as of June 30, 2004 for each of the drawings under the term loans and the revolving credit facility.

Borrowing arrangement	Currency	Interest Rate
Term Loan A	EUR	4.301%–4.468%
	USD	3.59%
	GBP	6.861%
Term Loan B	EUR	4.801%–4.843%
	USD	3.89%
Term Loan C	EUR	5.301%–5.343%
	USD	4.39%

        Borrowings under the revolving credit facility are available to fund the Group's working capital requirements, capital expenditures and other general corporate purposes. As of June 30, 2004 no amounts were drawn under the revolving credit facility under which €425 million was available. The Term Loan A must be repaid by installments from December 2003 through September 2009. On March 15, 2004 €15.6 million was repaid covering the second installment due on term loan A. On April 29, 2004 €62.8 million of senior credit facility was repaid of which €50.4 million, €6.3 million and €6.1 million was allocated against tranche A, B and C respectively. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. The revolving credit facility will terminate in September 2009.

        The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

  —
  incur additional indebtedness and issue preference shares

  —
  pay dividends or make certain other restricted payments

  —
  consummate certain asset sales

  —
  incur liens

  —
  enter into certain transactions with affiliates, or

  —
  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

        These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

        JSG Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that JSG Funding's business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. JSG Funding's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Critical Accounting Policies and Estimates

        Certain accounting issues require management estimates and judgements for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgements are listed below.

Long lived assets and goodwill

        We conduct impairment reviews of long-lived assets and goodwill in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2003 and no impairment charges were recognized. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

Allowance for doubtful accounts

        We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2003 and 2002 were €10 million and €11 million, respectively.

Legal and environmental contingencies

        Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

Post retirement benefits

        JSG Funding has adopted FRS 17—"Retirement Benefits." FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the difference between the increase in the present value of scheme liabilities arising from a closer benefit settlement date and the expected returns on the schemes assets at the start of the period, is recognized in the income statement. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with Statement No.87. These assumptions require various degrees of judgement. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2004 pension expense by approximately €11 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2004 by approximately €10 million. Similarly, holding other assumptions constant, a one percentage point decrease in JSL's estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2004 by approximately €6 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €6 million for the same period.

Income tax matters

        Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2003.

        At December 31, 2003, we had net operating loss carryforwards of €210 million which are available indefinitely. These loss carryforwards have a tax value of €65 million. Valuation allowances of €50 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

Prospective Accounting Standards

        In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB 51" (FIN 46). FIN 46 addresses when a group should include in its financial statements the assets, liabilities and activities of a variable interest entity. It defines variable interest entities as those entities with a business purpose that either do not have equity investors with voting rights in proportion to such investors' equity, or have investors that do not provide financial resources in proportion to such investors' equity for the entity to support its activities and have equity investors that lack a controlling financial interest. FIN 46 also requires disclosures about variable interest entities that a group is not required to consolidate, but in which it has a significant variable interest. FIN 46 consolidation requirements applied immediately to variable interest entities created or obtained after January 31, 2003, but this had no impact on the Group's financial statements. A modification to FIN 46 (FIN 46R) was released on December 17, 2003. FIN 46R delayed the effective date for variable interest entities created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period after December 15, 2003. As of January 1, 2004, the Group adopted FIN 46R. The Group performed a review to identify any variable interest entities on the adoption of FIN 46R. The adoption of FIN 46R did not have a material effect on the Group's Summary Consolidated Financial Statements.

Research And Development

        We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers' needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In both 2003 and 2002, the Group's research and development costs were approximately €5 million.

Off-Balance Sheet Arrangements

        JSG has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, JSG has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of JSL) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. JSG Funding's debt and shareholders' equity under US GAAP would reflect the consolidation of the newcos with JSG Funding for financial reporting purposes.The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

Impact Of Inflation

        We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

Market Risk And Risk Management Policies

        The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At June 30, 2004, the proportion of the Group's total borrowing that was at fixed interest rate was 72%.

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

        Our fixed rate debt comprises mainly of senior notes totaling €1,016 million equivalent and PIK subordinated notes totaling €285 million equivalent. In the fourth quarter of 2002, we entered into 3 year interest rate swaps with a notional amount totaling €1,000 million bringing the proportion of our total borrowing which is at fixed interest rates at the end of June 2004 to approximately 72%. In June 2003 and February 2004, €400 million and €300 million respectively of the 3 year swaps were extended for a further 2 years.

        Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowing. If LIBOR interest rates for such borrowing increased by one percent, our interest expense would increase, and income before taxes would decrease, by approximately €9 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

        We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

Reconciliation of net income to EBITDA, before exceptional items

	3 months to June 30 2004	3 months to June 30 2003	6 months to June 30 2004	6 months to June 30 2003
	€000 Unaudited	€000 Unaudited	€000 Unaudited	€000 Unaudited
Retained profit/(loss)	13,171	5,639	(13,675)	(18,678)
Equity minority interests	3,411	3,634	7,123	9,300
Taxation	3,859	16,604	23,547	40,759
Share of associates' operating profit	(3,354)	(4,672)	(6,023)	(6,654)
Profit on sale of assets—subsidiaries	(15,072)	—	(15,072)	—
Reorganization and restructuring costs	5,655	—	5,655	5,346
Total net interest	72,958	78,029	142,863	151,950
Depreciation, depletion and amortization	77,736	76,321	155,905	148,980

EBITDA before exceptional items	€158,364	€175,555	€300,323	€331,003

Cautionary Note Regarding Forward-Looking Statements

        This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to generate growth or profitable growth;

  •
  the availability and price of raw materials;

  •
  our ability to integrate our operations and acquisitions successfully;

  •
  our exposure to currency and interest rate fluctuations;

  •
  our ability to implement our business strategy successfully;

  •
  our ability to comply with existing or new environmental regimes in the countries in which we operate;

  •
  our liability for violations, known or unknown, under environmental laws;

  •
  increased competition from other companies in our industry and our ability to retain or increase our market shares;

  •
  our ability to maximize operating and organizational efficiencies; and

  •
  general local and global economic conditions.

Documents on Display

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services. JSG Funding's annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through our website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
Date: August 27, 2004	By:	/s/ IAN J. CURLEY Ian J. Curley Director and Chief Financial Officer

QuickLinks

  Summary Group Profit and Loss Account
  Summary Group Balance Sheet
  Statement of Total Recognized Gains and Losses
  Reconciliation of Movements in Shareholders' Funds
  Segmental Analyses
  Profit before taxation
  Liquidity And Capital Resources
  Second Quarter 2004 compared to second quarter 2003
  SIX MONTHS 2004 COMPARED TO SIX MONTHS 2003
Signatures